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Faegre Drinker Biddle & Reath LLP
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By EDGAR

January 31, 2023

Benjamin Richie
Jane Park
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE

Washington, DC 20549

Re:	SANUWAVE Health, Inc. Registration Statement on Form S-1 Filed October 4, 2022 File No. 333-267731

Dear Mr. Richie and Ms. Park:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are transmitting the following response of the Company to the comment of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Benjamin Riche and Jane Park, dated October 17, 2022, to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2022.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).  The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.

Registration Statement on Form S-1

Cover Page

1.
We note that your common stock is quoted on the OTC Pink market and you state that selling stockholders may sell their shares at prevailing market prices. Please note that the OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your disclosure throughout to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised to reflect the fact that the Company’s common stock is now quoted on the OTCQB.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

Enclosures

cc:	Kevin A. Richardson, II, SANUWAVE Health, Inc. Toni Rinow, SANUWAVE Health, Inc.